August 10, 2018

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Soliton, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed July 20, 2018
File No. 024-10854
Dear Mr. Jones:
This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to the comment letter, dated August 1, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on July 20, 2018 (the “Offering Statement”). The Company’s Amendment No. 3 to its Form 1-A (the “Amended Offering Statement”) has been filed with the Commission.
For your convenience, we have repeated the comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular
1.     Please address in your offering circular the Terms of Use mentioned in section 3(o) of exhibit 6.4. We note for example the class action waiver and the arbitration, indemnification, and jurisdiction provisions in the Terms of Use. If the Terms of Use apply to claims under the federal securities laws or if investors will be bound by such terms due to exhibit 6.4 or another agreement in connection with your offering, please say so clearly in your offering circular. Also address in your offering circular the provisions in exhibit 4 regarding governing law,

Securities and Exchange Commission
August 10, 2018

jurisdiction, indemnification, and waiver of trial by jury. If any of these provisions would apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder. In addition, address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees.
Response: The Company and the underwriter have added the following provision as a new section 17(g) of the underwriting agreement, which amended agreement has been filed as exhibit 1.1, confirming that investors in the offering will not be subject to the Terms of Use:
“For the avoidance of doubt, the terms of (i) this Agreement, (ii) the Subscription Agreement, and (iii) the Escrow Agreements shall govern the relationship of the parties and any terms of use included in the parties websites or subscription platforms will not apply.”
In addition, the Company has added the following disclosure to the section “Underwriting” in the Amended Offering Statement:
“Both the FlashFunders and SI Online Platforms contain certain “Terms of Use” that investors wishing to subscribe online are required to agree to in order to complete their proposed investment in the Company. The Terms of Use on the FlashFunders Platform and SI Online Platform will not apply to potential claims made under the federal securities laws by investors in this Offering.”
2.     Please tell us whether section 4.3 of exhibit 8.1 applies to claims under the federal securities laws.
Response: The Company does not believe section 4.3 of exhibit 8.1 applies to claims under the federal securities laws, and has amended exhibit 8.1 to memorialize such belief. The following provision has been added as a new section 4(d) to the agreement, which amended agreement has been filed as exhibit 8.1.
“For the avoidance of doubt, the provisions of this Section 4.3 shall not apply to claims brought under the federal securities laws and the rules and regulations thereunder.”
3.     We note your disclosure on pages 94 and 95 regarding an alternative to online subscription. If investors who choose such an alternative will not be subject to the terms mentioned in the comments above, please clarify in your offering circular..

Response: Based on the revisions included in the Amended Offering Statement described in response to comment 1 above, the Company believes subscribers choosing an online platform or a non-online platform will be treated similarly, and as such no additional disclosure has been added.

Securities and Exchange Commission
August 10, 2018

Description of Capital Stock, page 87
4.     Please address in your offering circular the vote required by Article 8 of your Certificate of Incorporation. Also, in an appropriate section of your offering circular, address the exclusive forum provision mentioned in Article 11 of your Certificate of Incorporation.
Response: The Company has added the following disclosure to the section “Description of Capital Stock – Certificate of Incorporation and Bylaw Provisions” in the Amended Offering Statement:
“Amendment of Certificate of Incorporation. Our certificate of incorporation requires the affirmative vote of at least two-thirds of our shares to amend, alter or repeal certain provisions in the certificate of incorporation, including, how we elect directors, our obligation to indemnify our officers and directors, our agreement to limit the liability of our directors to the extent permitted by Delaware law, the prohibition on written consents discussed in the above paragraph, and that we have elected to be governed by Section 203 of the Delaware General Corporation Law (as described below). The requirement to obtain a vote of two-thirds of our shares will make it more difficult for stockholders to change our certificate of incorporation.
Exclusive Forum Provision. Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, or our certificate of incorporation or the bylaws, and (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, a court could find these provisions of our certificate of incorporation to be inapplicable or unenforceable in respect of one or more of the specified types of actions or proceedings, which may require us to incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

Underwriting, page 92
5.     From your disclosure here and on the offering statement cover page, it is unclear whether investors’ funds will be received into a separate bank account, as agent or trustee for investors (in compliance with Rule 15c2-4(b)(1)), or to a bank escrow agent (in compliance with Rule 15c2-4(b)(2)). If Boustead Securities, FinTech Clearing, and SI Securities LLC are broker-dealers and not banks, please revise to clarify how they plan to comply with Rule 15c2-4(b) for all funds tendered by investors in the offering prior to the contingency being met. Otherwise, please revise to disclose, if true, that Bryn Mawr or Pacific Mercantile Bank will act as escrow agent in compliance with Rule 15c2-4(b)(2). If the broker-dealers intend to hold funds pursuant to Rule 15c2-4(b)(1), please use language consistent with the rule. In this regard, please also clarify whether the deposit accounts mentioned in the last paragraph on page 92 are distinct from the Offering Escrow Accounts mentioned on that page, and clarify what you mean by your disclosure that Fintech Clearing will administer the accounts at

Securities and Exchange Commission
August 10, 2018

Pacific Mercantile Bank given your disclosure that the lead underwriter will administer both Offering Escrow Accounts.
Response: In response to the Staff’s comments, the funds received will be maintained in two separate accounts. Investors who invest through SI Securities LLC, will have their funds deposited into an account maintained at The Bryn Mawr Trust Company of Delaware (“BMTC DE”), a bank escrow agent in compliance with Rule 15c2-4(b)(2). Funds received from all other investors, will be deposited into an account administered by FinTech Clearing, LLC, as agent for such investors, and maintained at Pacific Mercantile Bank (“Pacific”), in compliance with Rule 15c2-4(b)(1).
The Company has revised the cover page of the offering statement and the “Underwriting” section to more clearly state this distinction. Additionally, with respect to the funds being received by FinTech Clearing, LLC, the Company has added language to be more consistent with Rule 15c2-4(b)(1). The Company has also clarified that the deposit accounts mentioned in the last paragraph on page 92, redefined as the Offering Accounts, are the same as the Offering Escrow Accounts (also redefined) mentioned on that page. Lastly, the Company has revised its disclosure that to clarify that FinTech Clearing, LLC will administer the account at Pacific and the lead underwriter will be in charge of instructing FinTech Clearing, LLC and BMTC DE that the minimum offering amounts have been met and to release their funds.
6.     In an appropriate section of your offering circular, please address the lock up mentioned in section 4 of exhibit 1.1.
Response: The Company has added the following disclosure to the section “Underwriting – Lock-Up Agreements” in the Amended Offering Statement:
“We have agreed that we will not (i) offer, pledge, sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any shares of our capital stock or securities convertible into or exercisable or exchangeable for shares of capital stock, (ii) file or cause to be filed any registration statement with the SEC (excluding a Form S-8 registration statement related to our existing equity compensation plans) relating to the offering for any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock (collectively, the “Lock-Up Securities”) during the period commencing upon the commencement of this offering and ending on and including the 180th day following such date (the “Lock-up Period”), except with respect to (A) the shares to be sold hereunder, (B) the issuance of shares of common stock or warrants to purchase common stock at a purchase price or exercise price, as applicable, of (1) greater than $9.00 per share for the initial 90 days of the Lock-up Period, or (2) greater than $7.00 per share for the final 90 days of the Lock-up Period, (C) the issuance of shares of common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of the offering, issued after the date of the commencement of the offering pursuant to our currently existing or hereafter adopted equity compensation plans or employment or consulting agreements or arrangements which have been filed with the SEC, or (D) the issuance of stock options or shares of our capital stock under any currently existing or hereafter adopted equity compensation plan or employment/consulting agreements or agreements.”

Securities and Exchange Commission
August 10, 2018

Exhibits
7.     Please tell us which exhibit represents the agreement with the Bryn Mawr Trust Company of Delaware that you mention on page 92, your arrangement with SeedInvest mentioned on page 93, the Purchaser Questionnaire mentioned in exhibit 1.1, and the Purchase Agreement mentioned in exhibit 6.5. Also tell us which exhibit is the Selected Dealer Agreement that your disclosure on page 93 indicates is filed as an exhibit. In this regard, please file the attachments missing from exhibit 6.4.
Response: The Company has filed the Bryn Mawr Trust Company of Delaware agreement as exhibit 8.2. The agreement governing SeedInvest and the Selected Dealer Agreement is the same agreement and has been filed as exhibit 1.3. Exhibit 1.1 has been revised to remove the reference to a Purchaser Questionnaire as the sole investor agreement will be the Subscription Agreement. The Purchase Agreement for the two convertible note offerings have been filed as exhibits 6.7 and 6.8.
Exhibit 4
8.     Please tell us the authority on which you rely to disclaim the accuracy and completenessof the information in the offering materials in the manner that you do on page 2 of exhibit 4. Also tell us whether section 4(j) applies to offers and sales made in the United States.
Response: The Company has amended exhibit 4 to delete the section referenced on page 2, and to revise section 4(j). With respect to section 4(j), the provision only applies to a subscriber that is not a “United States person,” as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended. The definition of United States person includes both a citizen of the United States and a resident of the United States. As such, the provision is meant to cover subscribers that are neither U.S. citizens, nor residents of the United States.
The revised section 4(j) to the agreement, which amended agreement has been filed as exhibit 4, is as follow:
“Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its home jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its home jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any non-US governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber’s home jurisdiction. For the avoidance of doubt, the term “home jurisdiction” shall not refer to the United States.”

Securities and Exchange Commission
August 10, 2018

9.     Please provide us your analysis of how your offer of “new, substituted or additional securities” in the event of a recapitalization or other transaction affecting your stock as mentioned in section 8(k) is exempt from registration under the Securities Act.
Response: The Company has amended exhibit 4 to delete the section 8(k) of the previously filed agreement.
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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

		/s/	Cavas Pavri

		By:	Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer